Exhibit 99.1

HQ/CS/CL.24B/15210

22 August 2013

Sir,

Sub : Clause No: 35A of the Listing Agreement - Voting result

Ref: Stock Code: TATACOMM /(500483)

In accordance with the Clause No: 35A of the Listing Agreement, we write to inform you the following:-

Date of the EGM (Court Convened Meeting of Shareholders)	22nd August 2013

Total number of shareholders on record date:	Being a Court Convened Meeting there was no Record Date. The number of shareholders as on 18 August 2013 was 62430

Resolution required:	Special

Mode of voting:	Poll

No. of shareholders present in the meeting either in person or through proxy:

	No. of shares held (1)	No. of votes Polled (2)	% of Votes Polled on Out standing shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)] *100	% of Votes against on votes polled (7)=[(5)/(2)] *100
Promoters and Promoter Group:	200311178	200311178	100%	200311178	NIL	100%	NIL
Public – Institutional holders:	11998524	11998524	100%	11998524	NIL	100%	NIL
Public:	3062	3062	100%	3062	NIL	100%	NIL
Total	212312764	212312764	100%	212312764	NIL	100%	NIL

Outcome of the Court Convened Meeting of the Shareholders of the Company.

A Court Convened Meeting of the Shareholders of the Company was held on Thursday, 22nd August 2013 at 1000 hours (IST) at the NSE Auditorium, Ground Floor, National Stock Exchange of India Ltd., Exchange Plaza, Plot no. C/1, G Block, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com

The shareholders transacted the following business:

Special Business

1

“RESOLVED THAT the transfer of the India Data Centre undertaking of the Company to its wholly owned subsidiary, S&A Internet Services Private Limited under the Scheme of Arrangement (the “Scheme”) between the Company, S&A Internet Services Private Limited and their respective shareholders and creditors, pursuant to Section 391 to 394 and other applicable provisions, if any, of the Companies Act, 1956 (the “Act”) (including any statutory modifications or re-enactments thereof for time being in force) and as placed before the meeting and duly initialed by the Chairman of the meeting for the purpose of identification be and is hereby approved subject to the said Scheme being approved by the Hon’ble High Court of Judicature at Bombay under Section 391 to 394 and other applicable provisions of the Act.”

“FURTHER RESOLVED THAT the Board of Directors (which includes any Committee thereof) of the Company, be and is hereby authorised to do all such acts, deeds, matters and things as are considered requisite or necessary to effectively implement the arrangement as embodied in the Scheme and to accept such modifications and/or conditions, if any, which may be required and/or imposed by the Hon’ble High Court of Judicature at Bombay and/or by any other authority, while sanctioning the arrangement as embodied in the Scheme.”

The resolution was passed as special resolution with the requisite majority by way of Poll.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary & CLO

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No. (22) 2272 2037, 39, 41
2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237, 238, 347, 348
3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.
4)	The Bank of New York. Fax No. 2204 4942.
5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646
6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071, 72
7)	Central Depository Services (India) Limited. Fax : 2267 3199.